FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  21 October 2009

SIGNET JEWELERS LIMITED
(Translation of registrant's name into English)

Clarendon House,

2 Church Street,

Hamilton HM11,

Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

signet TO HOST HALF DAY STORE TOUR

HAMILTON, Bermuda, October 21, 2009 -  Signet Jewelers Ltd ("Signet") (NYSE and LSE: SIG), the world's largest specialty retail jeweler, is holding a half day store tour today, Wednesday, October 21, 2009 in New York City. The tour will be hosted by Terry Burman, Chief Executive and Mark Light, Chief Executive of Signet's US Division, and will include presentations from members of Signet's US executive team.

The slide presentation accompanying management's formal remarks is available on Signet's corporate website at www.signetjewelers.com. A transcript of the presentation, including the question and answer session, will be posted to the same website as soon as it is available. Please note that no trading update will be given today.

For additional information regarding this event please contact signet@icrinc.com

Signet operated 1,952 specialty retail jewelry stores at August 1, 2009; these included 1,396 stores in the US, where the Group trades as "Kay Jewelers", "Jared The Galleria Of Jewelry" and under a number of regional names. At that date Signet operated 556 stores in the UK, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet is available at www.signetjewelers.com.  See also www.kay.com, www.jared.com, www.hsamuel.co.uk and www.ernestjones.co.uk.

Investors/Media Contacts:

ICR, Inc.

Allison Malkin/Alecia Pulman

(203) 682-8225/(646) 277-1220

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET JEWELERS LIMITED

By: /s/ Walker Boyd

Name: Walker Boyd
Title: Group Finance Director

Date:  21 October 2009